EXHIBIT 99.1

News Release dated December 3, 2018, Suncor Energy provides update following Government of Alberta’s decision to cut oil production

News Release

FOR IMMEDIATE RELEASE

Suncor Energy provides update following Government of Alberta’s decision to cut oil production

Calgary, Alberta (Dec. 3, 2018) – Suncor today confirms it is assessing the impact of the Government of Alberta’s announcement to curtail oil production during 2019.

Suncor believes the market is the most effective means to balance supply and demand and normalize differentials.  Less economic production was being curtailed and differentials were narrowing as a result of market forces.

The anticipated regulations will require oil producers to reduce their production effective Jan. 1, 2019.

The specific impact of the production cut will be provided when Suncor issues its 2019 capital and production guidance. The company remains well positioned given the strength of its integration through its midstream logistics and downstream business.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com